================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                         ------------------------------

                                 ESG RE LIMITED
                                (Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE                       000G312151
    (Title of class of securities)                          (CUSIP number)

                                 NEIL H. KOFFLER
                               SC FUNDAMENTAL LLC
                         10 EAST 50TH STREET, 21ST FLOOR
                               NEW YORK, NY 10022
                                 (212) 888-9100
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                 AUGUST 9, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 27 Pages)


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NY2:\954538\04

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 2 of 27 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 SC FUNDAMENTAL VALUE FUND, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC/OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                              219,400
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                                  0
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                         219,400
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                             0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  219,400
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       1.86%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    PN
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 3 of 27 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 SC FUNDAMENTAL LLC
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  New York
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                            219,400*
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                                0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       219,400*
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  219,400*
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                      [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       1.86%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    OO
----------------------    -------------------------------------------------------------------------------------------------------

*Does not include (i) 116,500 shares beneficially owned by Gary Siegler and (ii)
87,500 shares over which Paul J. Isaac has sole or shared dispositive power. Mr.
Siegler has a nonvoting interest in SC Fundamental LLC and Mr. Isaac is a consultant to SC Fundamental LLC. SC Fundamental LLC disclaims beneficial ownership of all such shares.


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 4 of 27 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 SC FUNDAMENTAL VALUE BVI, LTD.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            British Virgin Islands
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                               357,300
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                                   0
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                          357,300
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                              0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                   357,300
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                       [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        3.02%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    CO
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 5 of 27 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 SC-BVI PARTNERS
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                     0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                             357,300
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       357,300
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                   357,300
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                       [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        3.02%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    PN
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 6 of 27 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 PMC-BVI, INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                     0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                             357,300
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       357,300
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                   357,300
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                       [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        3.02%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    CO
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 7 of 27 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 SC FUNDAMENTAL VALUE BVI, INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                    Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                     0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                             357,300
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       357,300
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                   357,300
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                       [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        3.02%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    CO
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 8 of 27 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 PETER M. COLLERY
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO/PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                 United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                               20,000*
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                            596,700
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                          20,000*
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       596,700
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  616,700**
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                       [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        5.22%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    IN
----------------------    -------------------------------------------------------------------------------------------------------

*All of such shares are held by Mr. Collery as custodian for his children in the following amounts: (i) Claire Adams Collery: 6,667 shares; (ii) Edward Arnold
Collery: 6,666 shares; and (iii) Elizabeth Adams Collery: 6,667 shares.

** Of such amount, 20,000 shares are held by Mr. Collery as custodian for his children as stated immediately above.

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                           Page 9 of 27 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 NEIL H. KOFFLER
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO/PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                 United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    0
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                            576,700
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               0
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       576,700
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  576,700
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                       [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        4.88%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    IN
----------------------    -------------------------------------------------------------------------------------------------------


-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 000G312151                                            13D                                          Page 10 of 27 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 SC FUNDAMENTAL LLC EMPLOYEE SAVINGS AND PROFIT
                          S.S. OR I.R.S. IDENTIFICATION NO.                        SHARING PLAN
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  WC/OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                  Delaware
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                               20,000
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                                  0
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                          20,000
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                             0
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                   20,000
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                       [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        0.17%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                    EP
----------------------    -------------------------------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

                  This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to the common stock, par value $1.00 per share ("Common Stock"), of ESG Re Limited (the "Company"). The address of the principal executive office of the Company is 16 Church Street, Hamilton HM11, Bermuda.

ITEM 2.           IDENTITY AND BACKGROUND

                  The persons filing this Schedule 13D are SC Fundamental Value Fund, L.P. ("Fund"), SC Fundamental LLC ("SCFLLC"), SC Fundamental Value BVI, LTD, ("BVI Fund"), SC-BVI Partners ("BVI Partners"), PMC-BVI, Inc. ("PMCBVI"), SC Fundamental Value BVI, Inc. ("BVI Inc."), Peter M. Collery ("Collery"), Neil
H. Koffler ("Koffler"), and SC Fundamental LLC Employee Savings and Profit Sharing Plan ("SC Plan") as members of a joint filing group (collectively, the "Reporting Persons").

                  Fund is a Delaware limited partnership. The principal business of Fund is investing in securities. The business address of Fund is 10 East 50th Street, 21st Floor, New York, N.Y. 10022. During the last five years, neither Fund nor its general partner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  SCFLLC is a New York limited liability company and is the general partner of Fund. The principal business of SCFLLC is serving in such capacity and investing in securities. The business address of SCFLLC is 10 East 50th Street, 21st Floor, New York, N.Y. 10022. During the last five years, neither SCFLLC nor any of its members has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of each member of SCFLLC is set forth on Schedule A attached hereto.

                  BVI Fund is a British Virgin Islands Company. The principal business of BVI Fund is investing in securities. The business address of BVI Fund is c/o Citco Fund Services (Cayman Islands) Ltd., Corporate Center, West Bay Road, Grand Cayman, Cayman Islands. During the last five years, neither BVI Fund nor any of its directors or officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding has been or its subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position, business address and citizenship of the directors and executive officers of BVI Fund are set forth on Schedule B hereto.

                  BVI Partners is a Delaware general partnership. The principal business of BVI Partners is serving as the investment manager of BVI Fund and investing in securities. The business address of BVI Partners is 10 East 50th Street, 21st Floor, New York, N.Y. 10022. During the last five years, neither BVI Partners nor any of its general partners has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of the general partners of BVI Partners are set forth on Schedule C hereto.

                  PMCBVI is a Delaware corporation. The principal business of PMCBVI is serving as general partner of BVI Partners and investing in securities. The business address of PMCBVI is 10 East 50th Street, 21st Floor, New York, N.Y. 10022. During the last five years, neither PMCBVI nor any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of each of the directors and executive officers of PMCBVI are set forth on Schedule D hereto.

                  BVI Inc. is a Delaware corporation. The principal business of BVI Inc. is serving as the managing general partner of BVI Partners and investing in securities. The business address of BVI Inc. is 10 East 50th Street, 21st Floor, New York, N.Y. 10022. During the last five years, neither BVI Inc. nor any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of each of the directors and executive officers of BVI Inc. are set forth on Schedule E hereto.

                  Collery is a citizen of the United States having a business address at c/o SC Fundamental LLC, 10 East 50th Street, 21st Floor, New York, N.Y. 10022. The principal occupation of Collery is acting as an employee member of SCFLLC. During the last five years, Collery has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding as been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Koffler is a citizen of the United States having a business address at c/o SC Fundamental LLC, 10 East 50th Street, New York, N.Y. 10022. The principal occupation of Koffler is acting as an employee member of SCFLLC. During the last five years, Koffler has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  SC Plan is an employee benefit plan. The principal business of SC Plan is investing in securities. The business address of SC Plan is 10 East 50th Street, 21st Floor, New York, N.Y. 10022. During the last five years, neither SC Plan nor its trustee has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The name, position and business address of the trustee of SC Plan is set forth on Schedule F attached hereto.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Fund has purchased an aggregate of 219,400 shares of Common Stock for total consideration (including brokerage commissions) of $1,668,046.61 derived from its working capital and margin indebtedness.

                  BVI Fund has purchased an aggregate of 357,300 shares of Common Stock for total consideration (including brokerage commissions) of $2,165,502.06 derived from its working capital and margin indebtedness.

                  Collery has purchased an aggregate of 20,000 shares of Common Stock for total consideration (including brokerage commissions) of $156,250.01 derived from personal funds.

                  SC Plan has purchased an aggregate of 20,000 shares of Common Stock for total consideration (including brokerage commissions) of $156,250.00 derived from its working capital.

ITEM 4.           PURPOSE OF TRANSACTION

                  The Reporting Persons have acquired the shares of Common Stock because, in their opinion, such shares of Common Stock are undervalued by the market at the present time under the present circumstances.

                  The Reporting Persons believe that the Company's value is being decreased by continued operations and that the Company should pursue a sale of its business or an orderly liquidation and, pending such sale or liquidation, engage in substantial share repurchases. The Reporting Persons may communicate with the Company's management, directors and their advisors, other shareholders and other interested parties concerning such possible actions or other matters relating to the business and affairs of the Company.

                  The Reporting Persons may from time to time (i) acquire additional shares of Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

                  Except as set forth above, the Reporting Persons have no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) though (j) of Item 4 of Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  As of the close of business on August 18, 2000, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3, to beneficially own), directly or indirectly, an aggregate of 616,700 shares of Common Stock, representing approximately 5.22% of the Common Stock outstanding on August 18, 2000 (based on 11,818,508 shares of Common Stock outstanding as of August 7, 2000 as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000). Each of the Reporting Persons, by virtue of Rule 13d-3, may be deemed to own beneficially the number of shares and percentages of Common Stock set forth opposite their names below.



                                              Shares of
Name                                         Common Stock            Percentage
----                                         ------------            ----------

The SC Fundamental Value Fund, L.P.             219,400                1.86%
SC Fundamental LLC                              219,400                1.86%
The SC Fundamental Value BVI, Ltd.              357,300                3.02%
SC Fundamental Value BVI, Inc.                  357,300                3.02%
SC-BVI Partners                                 357,300                3.02%
PMC-BVI, Inc.                                   357,300                3.02%
Peter M. Collery                                616,700 (1)            5.22%
Neil H. Koffler                                 576,700                4.88%
SC Fundamental LLC Employee Savings
and Profit Sharing Plan                          20,000                 .17%


(1) Includes 20,000 shares of Common Stock held by Collery as custodian for his children.


                  Koffler and Collery, by virtue of their status as members of SCFLLC, the general partner of Fund, may be deemed to share with Fund and SCFLLC the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock of which Fund is the direct beneficial owner.

                  Koffler, by virtue of his status as an executive officer of BVI Inc., and Collery, by virtue of his status as the sole stockholder and an executive officer of BVI Inc., the managing general partner of BVI Partners, which is the investment manager of BVI Fund, may be deemed to share with BVI Inc., BVI Partners and BVI Fund the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which BVI Fund is the direct beneficial owner.

                  Collery, by virtue of his status as the sole stockholder, director and executive officer of PMCBVI, a general partner of BVI Partners, which is the investment manager of BVI Fund, may be deemed to share with PMCBVI, BVI Partners and BVI Fund the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which BVI Fund is the direct beneficial owner.

                  Collery has the sole power to vote or direct the vote and to dispose or to direct the disposition of 20,000 shares of Common Stock of which he is the custodian for his children.

                  Collery, by virtue of his status as the trustee for SC Plan, may be deemed to share with SC Plan the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock of which SC Plan is the direct beneficial owner.

                  During the last 60 days, the following transactions in Common Stock were effected by the Reporting Persons on the NASDAQ Stock Market:

Reporting Person                  Number of      Price Per Share   Commission Per        Date
----------------                  ---------      ---------------   --------------        ----
                                    Shares                             Share
                                    ------                             -----
                                  Purchased
                                  ---------
SC Fundamental Value BVI,          12,400           $2.8750             $0             8/9/00
Ltd.
SC Fundamental Value Fund,          7,600           $2.8750             $0             8/9/00
L.P.
SC Fundamental Value BVI,           1,550           $2.8750           $0.0175          8/9/00
Ltd.
SC Fundamental Value Fund,           950            $2.8750           $0.0175          8/9/00
L.P.
SC Fundamental Value BVI,            60             $2.8750           $0.0175          8/10/00
Ltd.
SC Fundamental Value Fund,           40             $2.8750           $0.0175          8/10/00
L.P.
SC Fundamental Value BVI,            430            $2.9688           $0.0175          8/16/00
Ltd.
SC Fundamental Value Fund,           270            $2.9688           $0.0175          8/16/00
L.P.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1.   Joint Filing Agreement, dated August 21, 2000

                  Exhibit 2.   Power of Attorney of Peter M. Collery





             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   August 21, 2000

                              SC FUNDAMENTAL VALUE FUND, L.P.

                              By:   SC Fundamental LLC, as
                                    General Partner


                              By:      /s/  Neil H. Koffler
                                 -----------------------------------------
                                   Neil H. Koffler, Member


                              SC FUNDAMENTAL LLC


                              By:      /s/  Neil H. Koffler
                                 -----------------------------------------
                                   Neil H. Koffler, Member


                              SC FUNDAMENTAL VALUE BVI, LTD.


                              By:   SC Fundamental Value BVI, Inc., as
                                    managing general partner of
                                    investment manager

                              By:      /s/  Neil H. Koffler
                                 -----------------------------------------
                                   Neil H. Koffler, Vice President


                              SC-BVI PARTNERS


                              By: SC Fundamental Value BVI, Inc., as managing general partner


                              By:      /s/  Neil H. Koffler
                                 -----------------------------------------
                                   Neil H. Koffler, Vice President


                              PMC-BVI, INC.


                              By:      /s/  Peter M. Collery
                                 -----------------------------------------
                                   Neil H. Koffler as Attorney-in-Fact for
                                   Peter M. Collery, President (1)

                              SC FUNDAMENTAL VALUE BVI, INC.


                              By:      /s/  Neil H. Koffler
                                 -----------------------------------------
                                   Neil H. Koffler, Vice President


                                       /s/  Peter M. Collery
                                 -----------------------------------------
                                   Neil H. Koffler as Attorney-in-Fact for
                                   Peter M. Collery (1)


                                       /s/  Neil H. Koffler
                                 -----------------------------------------
                                   Neil H. Koffler


                              SC FUNDAMENTAL LLC EMPLOYEE SAVINGS AND PROFIT SHARING PLAN


                              By:      /s/  Peter M. Collery
                                 -----------------------------------------
                                   Neil H. Koffler as Attorney-in-Fact for
                                   Peter M. Collery, Trustee (1)






(1) Executed by Neil H. Koffler as Attorney-in-Fact for Peter M. Collery. The Power of Attorney for Mr. Collery is attached as Exhibit 2 to this
         Schedule 13D.

                                  EXHIBIT INDEX

Exhibit No.                     Description
-----------                     -----------

              1                 Joint Filing Agreement, dated August 21, 2000

              2                 Power of Attorney of Peter M. Collery

                                   SCHEDULE A



                  The name and present principal occupation or employment of the Members of SC Fundamental LLC are set forth below. The business address of each Member is 10 East 50th Street, 21st Floor, New York, N.Y. 10022. All persons are United States citizens.

Name and Position            Present Principal Occupation or Employment
-----------------            ------------------------------------------
Peter M. Collery             Member of SC Fundamental LLC, President of SC
Member                       Fundamental BVI, Inc.

Neil H. Koffler              Member of SC Fundamental LLC and Vice President of
Member                       SC Fundamental BVI, Inc.

                                   SCHEDULE B



                  The name, citizenship and present principal occupation or employment of the directors and executive officers of SC Fundamental Value BVI, Ltd. are set forth below. The business address of such directors and executive officers is c/o Citco Fund Services (Cayman Islands) Ltd., Corporate Center, West Bay Road, Grand Cayman, Cayman Islands.


Name, Position and Citizenship          Present Principal Occupation or Employment
------------------------------          ------------------------------------------
Peter M. Collery                        Member of SC Fundamental LLC, President of SC Fundamental BVI, Inc.
Director
United States

Bernard Loze                            Principal of Loze & Associates
Director
France

David M. Mills                          Partner of Withers Solicitors
Director
England

Anthony Stocks                          Director of International Fund Services division of the Citco Group
Director
England


                                   SCHEDULE C



                  The name and position of the general partners of SC-BVI Partners are set forth below. The business address of each general partner is 10 East 50th Street, 21st Floor, New York, New York 10022. All such persons are Delaware corporations.



Name and Position
-----------------

SC Fundamental BVI Inc.
Managing General Partner

PMC-BVI, Inc. (1)
Partner

(1) Peter M. Collery is the sole stockholder, officer and director of PMC-BVI, Inc.

                                   SCHEDULE D



                  The name and position of the sole director and executive officer of PMC-BVI, Inc. are set forth below. The business address of the sole director and executive officer is 10 East 50th Street, 21st Floor, New York, N.Y. 10022. The sole director and executive officer of PMC-BVI, Inc. is a citizen of the United States.

Name                               Position
----                               --------

Peter M. Collery                   Sole stockholder, Director and President

                                   SCHEDULE E



                  The name and position of the each director and executive officer of SC Fundamental Value BVI, Inc. are set forth below. The business address of each director and executive officer is 10 East 50th Street, 21st Floor, New York, N.Y. 10022. All directors and executive officers are citizens of the United States.

Name                                        Position
----                                        --------

Peter M. Collery                    Director, President and Secretary

Neil H. Koffler                     Vice President and Treasurer

                                   SCHEDULE F



                  The name and position of the trustee of SC Plan are set forth below. The business address of the trustee is 10 East 50th Street, 21st Floor, New York, N.Y. 10022. The trustee of SC Plan is a citizen of the United States.

Name                                        Position
----                                        --------

Peter M. Collery                            Trustee